Exhibit 12.1
Spirit AeroSystems Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Spirit Holdings					Predecessor
					Period from
					June 17, 2005	Period from
	Twelve Months Ended				through	January 1,
	December 31,	December 31,	December 31,	December 31,	December	2005 through
	2009	2008	2007	2006	29,2005	June 16, 2005
Earnings

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$272.8	$383.9	$419.8	$(71.5)	$(76.6)	N/A
Add: Fixed Charge (from below)	54.0	47.0	46.6	62.1	29.4	N/A
Add: Amortization of capitalized interest	2.3	1.5	1.0	0.2	—	N/A

Add: Distributed income of equity investee	(0.2)	—	—	—	—	N/A
Subtract Capitalized interest expense	7.1	5.4	7.5	10.3	3.0	N/A
	321.8	427.0	459.9	(19.5)	(50.2)	N/A
						N/A

Fixed charges:						N/A
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	43.6	39.2	36.8	50.1	25.5	N/A
Add: Capitalized interest expense	7.1	5.4	7.5	10.3	3.0	N/A

Add: Portion of rentals representing interest (1/3 of Operating Lease Payments)	3.3	2.4	2.3	1.7	0.9	N/A
	$54.0	$47.0	$46.6	$62.1	$29.4	N/A
						N/A

Ratio of earnings to fixed charges	6.0	9.1	9.9	A	B	N/A

A.	Due to the registrant’s loss in 2006, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $81.6 to achieve a coverage ratio of 1:1.

B.	Due to the registrant’s loss in 2005, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $79.6 to achieve a coverage ratio of 1:1.